Contact

www.linkedin.com/in/rashidturaev (LinkedIn)

Top Skills

Machine learning
Artificial Neural Networks
Statistical Data Analysis

Languages

English (Full Professional)
Uzbek (Native or Bilingual)
Russian (Native or Bilingual)
Tajik (Limited Working)
Turkish (Full Professional)

Rashid Turaev

Co-Founder, CTO at Musaffa
Tashkent Region, Uzbekistan

Summary

Experienced strong engineering professional focused in Business Administration and Management with a demonstrated history of working in the information technology and services industry. Skilled in Project Management, Software Egineering, Business Requirements Analysis, Statistical Data Analysis, Search Engine Optimization (SEO), Machine Learning, Web and Mobile Development. I have a proven track record in being able to manage large teams, communicate directly and clearly at a high level and working alongside top companies and government agencies such as United Nations Development Program (UNDP), Ministry of Foreign Affairs, Ministry of Communications and Information Technology, e-Government development agency, Joint Stock Company “Uzbekistan Railways”, Joint Stock Company “UzbekInvest” to name a few.

Experience

Musaffa

Co-Founder, CIO and CTO at Musaffa Inc.
June 2021 - Present (2 years 8 months)
New Jersey, United States

Responsible for the development of products and services, strategic planning of the IT infrastructure and software architecture, management of the software development and R&D departments.

Axon Logic LLC

Founder, CEO
February 2016 - June 2021 (5 years 5 months)
Tashkent, Uzbekistan

- Managing and coaching a team of data scientists and software engineers
- Developing new products for an emerging AI market, such as
- Intelligent Security Systems using face recognition and object recognition models
- Stock market signals using pattern recognition in Timeseries

- Employee KPI analysis using classification models by analysing videos of workplaces and desktop screenshot analysis
- Analyzing timeseries data using Pandas, Numpy, Matplotlib
- Building Machine Learning models using Tensorflow, Keras, Theano

Sunet Technology

Software Development Project Manager

June 2013 - January 2016 (2 years 8 months)

Tashkent, Uzbekistan

- Served as a primary interface liaising with business stakeholders to bridge the gap between strategy and technical / BI performance.
- Worked within and across business units to prioritise, plan and execute the project schedule by managing the deliverables and dependencies through the project lifecycle.
- Designed and developed key data reports.
- Analysed business problems & requirements through various approaches and translated into software domain specifications and diagrams.
- Analysed the domain subject and business requirements, managed the design, development, testing and implementation phases of e-Government project for Government agencies using Java, Spring, Hybernate, PostgreSql, MongoDB, business process management notation (BPMN 2.0), SOAP and Restfull APIs
- Successfully managed the development of an eCommerce project for Uzbekistan Railways using Domain Driven Design, Java, Hybernate, PostgreSql, http://eticket.uzrailway.uz
- Successfully managed the development of a project for UNDP and Ministry of Foreign Affairs http://e-navbat.mfa.uz
- Followed a User Centred Design (UCD) approach, helping with market research execution and the generation of insights to be incorporated into the design.
- Supported the user interaction and creative design process, including wireframes and design specs.
- Collaborated regularly with key business partners, delivered optimisation solutions to senior stakeholders within the business.

Westminster International University in Tashkent

Lecturer

January 2012 - July 2014 (2 years 7 months)

Tashkent, Uzbekistan

Westminster International University in Tashkent (WIUT) was founded on 2002 in partnership with the University of Westminster (UK, London) and provides internationally recognized higher education at undergraduate and postgraduate levels. http://wiut.uz

- Taught Decision Support and Data Mining Systems, Statistical Data Analysis and Information Management, Big Data Analysis
- As a Module Leader of Statistical Data Analysis and Information Management prepared lectures and practical materials:
- sampling, inferring population from sample analysis, hypothesis testing and ANOVA
Chi Square Test of Independence
- Pearson Correlation
- Regression modeling
- Data Analysis tools - MS Excel, Python language, Pandas, NumPy, SciPy, SciKit-learn

As a Module Leader of Decision Support and Data Mining Systems prepared lectures, exam questions, courseworks and practical materials for:
- Design and implementation of a data warehouse
- Extraction and transformation of data
- OLAP database, OLAP Cubes, Slicing, Dicing, Drill-Up, Drill-Down, Pivoting
- Real time BI
- Classification algorithms
- Association algorithms
- Sequence analysis algorithm
- Segmentation algorithms
- Regression algorithms
- Machine learning algorithms
Researched effectiveness of the public transportation rotes using aggregated Geo-location Big Data from mobile operators.

Blue Fountain Media
Project Manager
November 2011 - December 2012 (1 year 2 months)
102 Madison Avenue 2nd Floor | New York, NY 10016

Blue Fountain Media has been honored as a top 10 digital agency worldwide for website design, website development, e-commerce, mobile development, and branding (http://www.bluefountainmedia.com).
- A/B and Multivariate Testing.

- Responsible for planning Scrum sprints with the development team.
- Gathered analytical data to understand dwell time for each website page and creating strategies to improve user experience throughout multiple websites.
- Ensured websites were optimised for mobile & tablets.
- Engaged with publishers, daily conversion monitoring and online seeding on behalf of clients. Compiled statistics, strategy and analytical reports for each client throughout a digital campaign.
- Developed a tagging strategy that would bring most value to the business by identifying the data gaps.
- Ensured that all aspects of the projects are fully defined to ensure customer requirements are achieved in accordance with all business and commercial criteria.
- Ensured imagery & content is gathered from various departments within the business and working with a bespoke CMS system.
- Developed accurate estimates in support of bids, annual budgets or cost to completion, and analyse 'spend to date' data.
- Managed ongoing online analytics software that tracks the traffic and bookings generated by various marketing channels (PPC, SEO, Affiliate Networks, Metasearch sites and email).
- Produced necessary briefing documents in conjunction with applicable teams, including technical, creative, media and PR briefs.

Projects completed: http://vanguarddirect.com, http://stickfigureproductions.com, http://danasbakery.com, http://collection18.com, http://apgsecurity.com, http://merchantone.com. Partly managed projects: http://ingallery.com, http://solo.net

Medyalogic LLC
Senior Full Stack Software Developer
February 2010 - October 2011 (1 year 9 months)
Istanbul, Turkey

Medyalogic LLC is a media development company which specializes in Digital media projects: Creating CMS web sites, blogging, creating social media pages in facebook and twitter
During my work as a full stack software developer successfully developed and launched medyavatan.com.tr, ucuyorum.tv. My main duties included project estimation, task management and monitoring, and development of core functionality.

Technologies used:

- .Net Framework, C#, MVC Design Pattern, MySQL Database, HTML, CSS, JQuery, Javascript

Shopism.com

Senior Software Developer

August 2007 - January 2010 (2 years 6 months)

Ireland.57 Bolton Street, Dublin 1 Ireland

Managing the development of project of a very large e-commerce system called shopism.com. Designers and developers from India were involved into the project. (We used Agile Scrum method of software project management system.)

• Gathering Customer Needs and Analytical analysis of the system

• Building a team of .Net developers, HTML coders and designers, QA testers

• Task management: dividing complex tasks into milestones and setting step-by-step pathway of getting the project done.

• Involving all interested parts in the realization of the project, using online tools for project management such as Basecamp and Redmine.

Joint Stock Copany "BuhoroTex"

Jurist-Consultant

February 2006 - August 2007 (1 year 7 months)

Bukhara Uzbekistan

• Consulting on concluding contracts

• Checking HR and management’s decrees and orders for the accordance with legislation

• Representing company's interests in Courts

• Exaction of debts from debtors

E.J. Bodkin & Co Limited

Software Developer

March 2003 - February 2006 (3 years)

4, Damastown close, Damastown Industrial Estate, Mulhuddart, Dublin 15, Ireland

Developing web site and integrating with CRM and accounting software

• Analysing customer needs

• Developing company’s web site and writing desktop application for integration with accounting and CRM software

• Writing technical documentation

Bukhara region Public Prosecution Office

Inspector

August 2001 - January 2003 (1 year 6 months)
Bukhara, Uzbekistan

Assisting prosecutors to monitor actions of Hokimiyats, Customs, educational organizations, hospitals, services and manufacturing sectors of the Bukhara region in terms of compliance to the legislation.
Statistical analysis of information

Uzbek Irish JV TashBraverSevice

Jurist - Consultant
January 1999 - September 2000 (1 year 9 months)
Tashkent Uzbekistan

Concluding contracts
Monitoring company decrees documents for compliance with current legislation
Representing company's interests in Courts

JS Tadbirkor Bank

IT Specialist
June 1996 - April 1997 (11 months)
Bukhara Uzbekistan

• Oracle administration
• Building Local Computer Network
• Developing desktop applications

Joint Stock Company "BuhoroTex"

Software Engineer
February 1993 - August 1995 (2 years 7 months)
Bukhara Uzbekistan

Developed desktop and client-server software applications for accounting, HR and warehouse.
Collaborated with other team members to deliver high quality code.
Became proficient in Object Oriented Development paradigm, Database design, Multi-Threaded Programming

Education

Bukhara State Institute of Technology, Uzbekistan

5 year specialist diploma, Engineering · (1990 - 1995)

Warwick Business School

non-degree, Marketing, Operations Management, Organizational Behavior · (2011 - 2012)

Yeditepe University

non-degree, Innovation management · (2010 - 2011)

Nukus State University

Bachelor's degree, Jurisprudence · (1997 - 2001)